Exhibit 22

Issuers of Registered Guaranteed Debt Securities

Schlumberger Investment SA, a société anonyme incorporated under the laws of the Grand Duchy of Luxembourg (“SISA”), and Schlumberger Finance Canada Ltd., a corporation incorporated under the laws of the Province of Alberta, Canada (“SFCL”), are both indirect wholly-owned subsidiaries of Schlumberger Limited (the “Guarantor”).

As of March 31, 2022, (i) SISA was the issuer of its 3.650% Senior Notes due 2023 and 2.650% Senior Notes due 2030 (together, the “SISA Notes”), and (ii) SFCL was the issuer of its 1.400% Senior Notes due 2025 (the “SFCL Notes”).  The Guarantor fully and unconditionally guarantees the SISA Notes and the SFCL Notes on a senior unsecured basis.